Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

Andrew Langham, Assistant General Counsel	Direct Dial: (212) 702-4382
Email: alangham@sfire.com

May 10, 2013

Via EDGAR, Email and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions
One Station Place – 100 F Street, N.E.
Washington D.C. 20549-3628
Attention:  Ms. Peggy Kim, Special Counsel

Re:	Transocean Ltd. (“Transocean” or the “Company”) File No. 0-53533

Dear Ms. Kim:

Set forth below, on behalf of Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of Delaware, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn, an individual (collectively, the “Icahn Entities”), are responses to the verbal comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by Andrew Langham, Assistant General Counsel to Icahn Enterprises L.P. and certain affiliates, via telephone on May 9, 2013, relating to an article entitled “Icahn board nominee at Transocean faces criminal case in Spain”, appearing in the Houston Chronicle on April 29, 2013.   This letter is being filed with the Commission electronically today.  In addition to the electronic filing, we are delivering via email and federal express a hard copy of this letter.

On May 9, 2013, the Staff contacted the Icahn Entities to request further information with respect to the matters discussed in the May 8, 2013 response letter. Specifically, the Staff requested further detail as to Mr. Alapont’s involvement with the matter discussed in the May 8, 2013 letter.  In order to fully respond to the Staff’s additional inquiry, the Icahn Entities contacted the lawyers at Garrigues.  Attached to this letter as Exhibit A is the letter provided by Garrigues.  In particular, Garrigues clarifies that:

    Mr. Alapont has never been served in connection with this matter.  As a result he has never been notified by the court to be the “subject of a pending criminal proceeding” (please note that in Spain the Court is the one that serves)”.

Based on the above statement, the Icahn Entities believe that Garrigues has confirmed that Mr. Alapont is not the subject of a pending criminal proceeding.  As previously offered, if the Staff would like to further discuss this matter with the lawyers at Garrigues, the Icahn Entities would be happy to arrange.

If you have any questions regarding this filing, please contact the undersigned at (212) 702-4382 or alangham@sfire.com.

Very truly yours,

Andrew Langham

EDGAR Filing Excludes Exhibit